

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 5, 2008

Mr. Todd Takeyasu
Chief Financial Officer
Penn West Energy Trust
Suite 2200, 425 1ˢᵗ Street S.W.
Calgary, Alberta, Canada T2P 3L8

>   **Re: Penn West Energy Trust**
>   **Form 40-F for Fiscal Year Ended January 31, 2007**
>   **Filed March 28, 2008**
>   **File No. 001-32895**

Dear Mr. Takeyasu:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2007

Tabular Disclosure of Contractual Obligations, page 7

1.   We note you disclose in footnote (3) that interest payments have not been included since future debt levels and rates are not known at this time. Since your debt balance, which amounted to $1.9 billion at December 31, 2007, is

significant, additional information about the interest provisions may be material to an understanding of your company's cash requirements. It may be helpful to quantify the interest amounts based on your current debt levels and interest rates or range of expected interest rates.

Exhibit 99.2 – Management's Discussion and Analysis

General

2.   We note that your MD&A includes comparative discussions of three months ended December 31, 2007 versus 2006, and of years ended December 31, 2007 versus 2006, although you include presentation of 2005 data without comparative year to year discussions. Since you elected to present data for year 2005, it may be helpful to present and discuss your financial conditions and results of operations for all three years on a consistent basis.

Exhibit 99.3 – Financial Statements

Notes to the Consolidated Financial Statements

Note 2 – Significant accounting policies, page 7

f)   Enhanced oil recovery, page 9

3.   We note you disclose that the value of proprietary injectants is not recognized as revenue until reproduced and sold to third parties, while the costs are expensed as incurred. You also disclose that the cost of injectants purchased from third parties is included in property, plant and equipment. Tell us the significance of your injectant activities, the difference between your proprietary and purchased injectants and the basis for the different accounting treatments. Explain what you mean by reproduced, sufficiently to understand how this relates to proprietary but not purchased injectants.

Note 18 – Subsequent Events, page 22

4.   We note you disclose that in January 2008, you closed your acquisitions of Canetic and Vault for total acquisition costs of $3.6 billion and $158.7 million, respectively, funded in part through issuance of your trust units, which were calculated based on the volume weighted average trading price of the units around the acquisition announcement dates, discounted by five percent. Tell us how discounting the trading price in valuing the acquisitions, as you suggest, would be consistent with the guidance in paragraphs 20 through 23 of SFAS 141 for U.S. GAAP purposes.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lily Dang at (202) 551-3867 or Kim Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters.   Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief